

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 8, 2010

Via U.S. Mail

Kinetic Resources Corporation
c/o Nevada Agency and Trust Company
50 West Liberty Street, Suite 880
Reno, NV 89501

>   **Re:** **Kinetic Resources Corporation**
>   **Registration Statement on Form S-1**
>   **Filed September 13, 2010**
>   **File No. 333-169346**

Dear Sir or Madam:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Where comments on a section also relate to disclosure in another section, please make parallel changes to all affected disclosure. This will eliminate the need for us to repeat similar comments.

2. If a numbered comment raises more than one question or includes more than one bullet point, please fully respond to each such question and bullet point. Also, to expedite our review, include in your letter numbered responses which clearly identify the page(s) of the marked version of the filing where you have provided the responsive disclosure.

3. Prior to printing and distribution of the preliminary prospectus, if you have not done so, please provide us with copies of all artwork and any graphics you wish to include in the prospectus. Also, please provide us with accompanying captions, if any. We may have comments after reviewing these materials.

4. Please provide the name and address of your agent for service on your registration statement cover page, as Form S-1 requires.

5. We also note that your principal executive offices share the same address as that of your agent for service. If true, please disclose that they share the same address, as well as the terms pursuant to which the registrant is using these offices.

6. Ensure that your disclosure is updated, current, consistent, and accurate. For example, we note the following:

   - you refer to your sole officer and director, Luis Antonio Delgado Gonzalez also as "Antonio Delgado" throughout the Registration Statement;

   - you state that you have "not acquired any assets from Mr. Delgado, other than [his] purchase of … common stock" on page 19, yet you also state that Mr. Delgado provided a $15,000 loan on page 6;

   - you list the Nevada Agency and Trust Company as your agent for service on page 29 but refer to the Nevada Agency and Transfer Company in your charter;

   - you provide the Commission's former address on page 38; and

   - you state your total net operating losses as of "June 30, 2009" on page F-11.

   Please note that these are examples only. Review your entire registration statement and revise as necessary.

7. Explain to us each of the following items:

   - who prepared the registration statement;

   - what basis the preparer had or source(s) upon which it relied in drafting the prospectus;

   - who created the business plan which is described; and

   - how and when Mr. Delgado first came to be affiliated with Kinetic.

   We may have additional comments based on your responses.

8. Disclose whether either Mr. Delgado or Mr. Price has visited the subject property. Also, if neither a professional geologist nor a mining engineer has physically examined the property in the field, so state in a new risk factor which discusses the resultant risks to investors.

9. We note that your sole officer, director and employee resides in Mexico. Please discuss how often he intends to visit the property, which is located in the state of Washington, within the next one to two years.

10. As you may be aware, there have been acquisitions or business combinations involving public start-up mining companies which have no reserves. It appears that at least some of these acquisitions or combinations result in the change of the business initially described in the prospectus filed by the start-up company with the Commission. If accurate, and with a view toward disclosure, confirm to us that Mr. Delgado did not agree to purchase Kinetic shares or to serve as an officer or director of Kinetic at least in part due to a plan, agreement, or understanding that he would solicit, participate in, or facilitate the sale of the enterprise to (or a business combination with) a third party looking to obtain or become a public reporting entity. Also confirm that he has no such present intention, if true.

Summary, page 4

11. Please disclose in the summary section the date of your inception. Please explain why you do not intend to commence Phase I until the second year of your operations. Clarify what activities you have undertaken and will undertake during your first year of operations.

12. Please clearly explain your interests in the YAM Mineral Claims. Discuss the rights and interests of American Mining Corporation with respect to the property covered by the option agreement, and clarify it these are real property rights, mineral rights or both. Specifically disclose what your rights and obligations are under the "option to purchase" that you acquired from American Mining Corporation. Briefly disclose the YAM Mineral Claim in terms of size and scope. We may have further comment.

13. Please revise Mr. Barry Price's qualifications to explain "M.Sc., P.Geo."

14. We note your statement that you own rights to explore property on which "there have been mine workings in previous years." We further note your statement relating to "[o]ur exploration and mining predecessors" over the past 150 years. Please clarify the nature of any exploration you have done on the properties. Please also briefly discuss who the mining predecessors are, and when they last explored the property. Expand to discuss the nature of the "commercially exploitable reserves" that were identified.

Risk Factors, page 6

15. Please revise to eliminate any text which mitigates the risk you present, such as the statement on page 10 that you "have not experienced any difficulty with compliance of (sic) any laws or regulations…."

16. Ensure that your risk factors are current and precise. For example, your disclosure on page 12 suggests that you will be subject to the "Penny Stock" rules only once your shares are quoted on the OTCBB.

17. We note your disclosure that your sole officer and director, Mr. Delgado, lives in Mexico on page 37. Please provide a risk factor pertaining to the difficulty U.S. stockholders would face in effecting service of process against Mr. Delgado. This risk factor should address the risk U.S. stockholders face in:

- effecting service of process within the United States on Mr. Delgado;

- enforcing judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against Mr. Delgado;

- enforcing judgments of U.S. courts based on civil liability provisions of the U.S. federal securities laws in foreign courts against Mr. Delgado; and

- bringing an original action in foreign courts to enforce liabilities based on the U.S. federal securities laws against Mr. Delgado.

Alternatively, advise us as to why you believe such a risk factor would be unnecessary.

YAM Mineral Claims Mine Workings, page 21

18. Please explain the asterisks in the table on page 22. In addition, please be sure to include in the table American Mining Corporation's interest in the property, as well as the current ownership of the property.

Plan of Operations, page 31

19. Revise the caption to refer to "Management's Discussion and Analysis of Financial Condition and Results of Operations," and to provide the disclosure Item 303 of Regulation S-K requires. Refer to Q&A 110.01 from Compliance & Disclosure Interpretations, Regulation S-K (updated June 4, 2010).

Directors, Executive Officers, Promoters and Control Persons, page 34

20. Revise to name the "business of property development and management" for which Mr. Delgado works and to disclose all position(s) held for the past five years, eliminating any gaps or ambiguities as to time. In addition, please briefly describe the specific experience, qualifications, attributes, or skills that led to the conclusion that Mr. Delgado should serve as your director, in light of your business and structure. Refer to Item 401(e) of Regulation S-K.

21. Disclose precisely when Mr. Delgado began serving in the listed capacities with Kinetic. Refer to Item 401(b) of Regulation S-K.

Executive Compensation, page 35

22. We note your statement regarding the management fees of $500 to your former president in Note 4 of page F-10. Please revise this section to disclose the management fees as compensation and the recipient's identity. Refer to Item 402(l) of Regulation S-K.

Certain Relationships and Related Transactions, page 38

23. Please provide all the required disclosure regarding any loans or other payments made by Mr. Delgado, pursuant to Item 404 of Regulation S-K.

Recent Sales of Unregistered Securities, page 41

24. With respect to your unregistered offerings, we note your reliance on the exemptions of Section 4(2) and Rule 903(C)(3) of Regulation S of the Securities Act.   Please provide a brief statement of the facts that support the application of the exemptions in each case. For example, address the sophistication level of the investors and their access of information of the type generally conveyed to purchasers in registered offerings. Refer to Item 701 of Regulation S-K. In addition, we note that Rule 903 no longer contains subparagraph (C).

25. We also note that the net proceeds are not consistent with the total securities sold at the specified price from your unregistered offerings. Please expand to discuss the source of the inconsistency, such as foreign exchange rate, for example.

Exhibits, page 42

26. Please file as an exhibit the agreement with Mr. Delgado in regards to the $15,000 loan, and disclose all the material details. See Item 601(b)(10) of Regulation S-K.

27. Moreover, file all agreements relating to (1) any provision for the funding or payment of your debts, liabilities, operating costs, and the like; and (2) service to Kinetic as officer or director, including any deferral of compensation. If any of the agreements have not been reduced to writing, then provide the written description of the contract in question "similar to that required for oral contracts or arrangements pursuant to Item 601(b)(10)(iii)." Refer to Q&A 146.04 from Compliance & Disclosure Interpretations, Regulation S-K (updated June 4, 2010). The Compliance and Disclosure Interpretations for Regulation S-K may be found at http://www.sec.gov/divisions/corpfin/ guidance/regs-kinterp.htm.

28. Please file an executed version of your option agreement with American Mining
Corporation that has all blanks filled in. In addition, we note that Appendix A of Exhibit
10.1 should have listed the property that is the subject of your option agreement. Please
file Appendix A with all information included.

Exhibit 5.1, Opinion of the Law Offices of Ryan Alexander, PLLC

29. We note the language in the second to last paragraph, "my opinion speaks only as of the
date hereof and I express no opinion as to, and disclaim any undertaking or obligation to
update this opinion in respect of circumstances or events which may occur subsequent to
this date." Please be aware that the opinion must speak as of the date of effectiveness of
the registration statement. Accordingly, please file an opinion dated as of the effective
date or have counsel revise the opinion to remove the disclaimer regarding counsel's
obligation to update this opinion.

Engineering Comments

YAM Claims, page 21

30. Please disclose the annual payments required to maintain your claims and the party
responsible for making these payments.

31. Please ensure all the information required under paragraph (b) of Industry Guide 7 for all
your material properties is disclosed. For any properties identified that are not material,
please include a statement to that effect, clarifying your intentions. For each material
property, include the following information:

- The location and means of access to your property, including the modes of
transportation utilized to and from the property;
- Any conditions that must be met in order to obtain or retain title to the property,
whether your have surface and/or mineral rights;

- A brief description of the rock formations and mineralization of existing or potential
economic significance on the property;
- A description of any work completed on the property and its present condition;

- The details as to modernization and physical condition of the plant and equipment,
including subsurface improvements and equipment;

- A description of equipment, infrastructure, and other facilities;

- The current state of exploration of the property;

- The total costs incurred to date and all planned future costs;

- The source of power and water that can be utilized at the property; and

- If applicable, provide a clear statement that the property is without known reserves and the proposed program is exploratory in nature.

You may refer to Industry Guide 7, paragraphs (b) (1) through (5), for specific guidance pertaining to the foregoing, available on our website at the following address: www.sec.gov/about/forms/industryguides.pdf

Regulation, page 25

32. Please disclose the permits required to be obtained in order to perform exploration work on your claims and the monetary value associated with each of these permits.

Geologic Report, page 23

Exhibit 99.1

33. Please remove the technical report attached as an exhibit to your filing. Section (B) (7) of Industry Guide 7 prohibits technical studies being attached to or included in filings.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact John Coleman, Mining Engineer, at (202) 551-3610 with questions about engineering comments. Please contact Caroline Kim at (202) 551-3878 or, in her absence, me, at (202) 551-3611 with any other questions.

Sincerely,

Anne Nguyen Parker
Branch Chief

cc: Ryan Alexander, Esq.
        The Law Offices of Ryan Alexander
        Facsimile: (702) 868-3312